Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Angel Pond Holdings Corporation

Subject Company: Angel Pond Holdings Corporation

Filer’s Commission File Number: 1-40382

Date: October 13, 2022

MARIADB – GOING PUBLIC FAQ 10/13/2022

General

•	What is the transaction that MariaDB is using to go public?

•

The company is party to a pending business combination transaction pursuant to the Business Combination Agreement dated as of January 31, 2022 between Angel Pond Holdings Corporation (“APHC”), Mangomill plc (“Mangomill”), Meridian Merger Sub Inc. (“Merger Sub”), and MariaDB Corporation Ab (“MariaDB”), which we refer to as the “merger agreement”. Pursuant to the merger agreement, APHC and MariaDB will be combined through a merger of Merger Sub with APHC and then a merger of MariaDB with Mangomill (the “Merger Transaction”). Mangomill, which will be re-named as “MariaDB plc”, will be the publicly traded company resulting from the combination of APHC and MariaDB. We refer to MariaDB plc following completion of the business combination as the “publicly traded company”.

•	When do we expect the Merger Transaction to close?

•	Before the end of 2022; however, if our expectation changes we will reach out to you with updated timing information.

•	Where will the merged company be legally incorporated?

•	The merged entity will be incorporated in Ireland. This registration was chosen for tax and business reasons but has no effect on where the company conducts business or has its offices.

•	What happens if the Merger Transaction is not completed?

•	MariaDB would continue in its current legal form as a Finnish private limited liability company.

•	Where can I find the U.S. Securities and Exchange Commission (SEC) filing that details the Merger Transaction, including the merger agreement?

•	https://sec.report/CIK/0001929589

•	Who do I contact if I have a question about the Merger Transaction?

•	Email Merger@mariadb.com

Current Shareholders

•	Are all MariaDB shares converted into shares in the publicly traded company?

•	Yes.

•	What will MariaDB shareholders receive for their shares in MariaDB in connection with the Merger Transaction?

•

Each outstanding share of MariaDB will be converted into a portion of a share in the publicly traded company, with the exchange ratio calculated pursuant to the merger agreement and the final exchange ratio determined upon closing of the Merger Transaction. For example, as of June 30, 2022, the exchange ratio was approximately 0.23, which means if you had then owned 100 MariaDB shares, you would have received approximately 23 shares in the publicly traded company in exchange for them.

•	Is there any action I need to take to get my outstanding shares converted to those in the publicly traded company?

•

No action on your part is required at this time. But we will be in contact with you in advance of the closing to explain what needs to be done and are working on next steps in connection with issuance of the publicly tradable shares.

•	How and when will I receive my new shares?

•	You will be informed via email when the Merger Transaction is completed and how you can access your shares.

•	Will I owe taxes as a result of the conversion of shares into shares of the publicly traded company?

•	We do not believe so. The merger should be a non-taxable event to most shareholders. However, local laws may vary and you are encouraged to contact your tax advisor.

Trading Shares

•	Are my shares subject to trading restrictions post-merger?

•

Upon going public, we will likely be in a financial reporting blackout period, as we will likely be very near the end of our fiscal quarter. The result is that you will not be able to trade your shares until you have been informed that the blackout period has expired. Blackout periods are designed to prevent shareholders from trading shares prior to information that they may be privy to being made public, such as quarterly financial information or other material company activities.

Public companies typically have both lock-up and black-out trading restrictions. For our company, all shareholders will be subject to financial blackout periods, generally beginning a period of time before quarter ends lasting through shortly after quarterly/annual earnings releases. The board has not yet decided on the details (including timing) of the blackout periods, but it will do so prior to the closing of the Merger Transaction and will share additional information then.

Lock-ups are restrictions generally on larger shareholders, members of the board of directors, and officers that prevent them from trading shares for a specific period. In our case, shareholders that hold greater than 1% of the shares pre-merger, company officers, and members of the board of directors will be restricted from trading their shares for six months post-merger.

Stock Option Holders

•	How will my MariaDB stock options be treated after MariaDB becomes a publicly traded company?

•

Existing MariaDB stock options will automatically convert upon closing into a generally equivalent stock option in the publicly traded company. The exchange ratio will be the same as that used for current shareholders and there will be a corresponding adjustment to the per share exercise price. Generally, other terms of the original option will also be preserved in the new option, including vesting start date, vesting schedule and exercise periods.

•	Will I owe taxes on my stock option as a result of the Merger Transaction?

•

The conversion of your MariaDB stock option into a generally equivalent option in the publicly traded company isn’t expected to result in any tax liability to you. However, exercising and/or selling shares will continue to be potentially taxable events just as they were pre-merger. You should seek the advice of a financial and/or tax advisor to understand what is best for your personal circumstances.

Exercising My Options

•	Should I exercise my vested MariaDB stock options prior to the Merger Transaction?

•

The decision to exercise your MariaDB stock options is a personal one and there is no one-size-fits-all answer. You should seek the advice of a financial and/or tax advisor to understand what is best for your personal circumstances.

•

If you exercise your vested MariaDB options by November 1, 2022, your newly purchased shares are expected to be converted into publicly tradable shares in connection with the closing of the Merger Transaction. Note that these newly purchased shares will be subject to the black-out restrictions described above.

•

If you exercise your vested options between November 2, 2022 and the closing of the Merger Transaction, you may not receive MariaDB shares, including shares registered as part of the Merger Transaction. For these reasons, WE STRONGLY RECOMMEND THAT NO OPTION HOLDERS EXERCISE OPTIONS BETWEEN NOVEMBER 2, 2022 AND THE CLOSING OF THE MERGER TRANSACTION EXPECTED TO BE PRIOR TO YEAR END. HOWEVER, IF OUR EXPECTATION CHANGES WE WILL REACH OUT TO YOU WITH UPDATED TIMING INFORMATION.

•

If you exercise vested stock options post-closing, you will receive shares in the publicly traded company. However, the shares will not be registered for trading until the publicly traded company files its post-closing registration statement for its stock option plans, which typically occurs between 60 and 90 days after closing. You will need to hold any shares received from exercise of options post-closing until the registration statement is filed. Generally, once this post-closing registration statement filing has been made, shares from future option exercises will be registered publicly tradable shares (subject to the blackout periods described above and applicable securities laws).

•	Which of my options can I exercise?

•

Your stock option has a vesting schedule which outlines how many of your shares are available for purchase over time. This information is part of the documentation you received when your option was granted.

Finnish Stock Option Holders

•

For option holders subject to the Finnish earnings-related pension scheme, if you defer exercising vested options until after the Merger Transaction, exercising vested options within one year from the close of the Merger Transaction puts you at a high risk of having to pay additional social insurance contributions (as if you had exercised within one year of receiving your original option). If this applies to you, please consult with your personal tax/financial advisor.

Exercising and Keeping Track of Shares

•	How can I keep track of my MariaDB equity award account and prior exercises?

•

MariaDB is in the final stages of implementing Shareworks as our equity administration platform. We anticipate providing all employee option and equity holders a username and login to the platform by the end of October so that you can manage your own account.

•	If you have questions about your options, you can email equity@mariadb.com

•	How do I exercise my vested MariaDB stock options?

•	Stock option exercise procedures are located on the MariaDB Intranet site under Human Resources – Equity. The URL is: https://mariadbcorp.atlassian.net/wiki/spaces/HR/pages/1574404118/Equity

Legal Legends

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

Important Information for Investors and Shareholders

In connection with the proposed transaction, Angel Pond (through Mangomill plc) has a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC, which includes a preliminary proxy statement to be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Angel Pond will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

MariaDB Contact Information
Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Angel Pond’s securities or MariaDB plc’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of MariaDB plc’s securities to be issued in the transaction and uncertainty as to the long-term value of MariaDB plc’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in Angel Pond’s final prospectus filed with the SEC on May 19, 2021 under the “Risk Factors” heading, and other documents Angel Pond has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and merger proxy on Form S-4 filed regarding the transaction. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and MariaDB plc’s subsequent reports on Form 10-Q, Form 10-K,

Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in Angel Pond’s final prospectus filed with the on SEC May 19, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, MariaDB plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

Important Information for Investors and Shareholders

In connection with the proposed combination of MariaDB and Angel Pond, Mangomill plc (a subsidiary of Angel Pond) filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on June 22, 2022, which includes a proxy statement, which when declared effective by the SEC, will be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed combination. The documents relating to the proposed combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information

Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed combination, the expected timetable for completing the proposed combination, the benefits and synergies of the proposed combination, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash conditions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed combination disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed combination, (ix) the ability to maintain the listing of Angel Pond’s securities or the combined company’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed combination, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of the combined company’s securities to be issued in the transaction and uncertainty as to the long-term value of the combined company’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health, international conflicts (including in the Ukraine and the related impacts) or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in the Registration Statement under the “Risk Factors” heading, and other documents Angel Pond or Mangomill plc has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed combination, are more fully discussed in the Registration Statement. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and the combined company’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB, Mangomill plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed combination may be obtained by reading the Registration Statement and other documents Angel Pond or Mangomill plc have filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, Mangomill plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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